February 2, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed March 24, 2021
Form 6-K Dated September 9, 2021
Filed September 9, 2021
Form 6-K Dated December 22, 2021
Filed December 22, 2021
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford” or the “Company”) has today submitted to the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth Burford’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter, dated January 10, 2022 (the “Comment Letter”), relating to Burford’s release annexed as Exhibit 99.1 to the Form 6-K, dated December 22, 2021, filed with the SEC on December 22, 2021.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by Burford’s response to such comments.

Form 6-K Filed December 22, 2021

Exhibit 99.1: Release issued by the Company, dated December 22, 2021

Burford Capital Statement Concerning Non-Cash Accrual

1.	We acknowledge your response to our prior comment and note that the pre-tax and after-tax impact of your error correcting entries are the same in each period to be corrected. Please tell us why there is no apparent income tax impact of your error correction entries in each period to be restated. In this regard, although you may not be able to claim a current tax deduction for accrued long-term compensation expenses until paid, it appears that a deferred income tax benefit and associated deferred tax asset would be appropriate for the related deductible temporary differences under IAS 12.24.

350 Madison Avenue New York, NY 10017	+1 (212) 235-6820 info@burfordcapital.com www.burfordcapital.com

The non-cash accrual for the executive carry arrangement relates to employees who are assessed as ‘covered employees’ under the Internal Revenue Code Section 162(m) limitation. This limitation which became applicable to the Company following its SEC registration and NYSE listing in 2020 generally prohibits tax deductions by publicly traded companies on the portion of pay for covered employees that exceeds $1 million per year. The Company has assessed and concluded that other sources of compensation, salary and other annual bonus awards (excluding the executive carry arrangement) paid in 2019, 2020 and 2021, and to be paid to the relevant employees in future years is expected to exceed the $1 million Section 162(m) limitation in each tax year. Accordingly, it is probable that none of the potential amounts to be paid under the executive carry arrangements are expected to be tax deductible and the Company has not recognized any deferred income tax benefit for the correcting entries for the year ended December 31, 2020 or for the six-month periods ended June 30, 2021 and 2020.

The recognition of a deferred tax asset for the year ended December 31, 2019 was already restricted based on the Company’s supporting recoverability projections. The correcting entry to recognize an additional accrual is therefore not accretive to that already restricted deferred tax asset position.

2.	We note your disclosure on the third page of your release that the audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2021 and 2020 should not be relied upon. Please amend your Form 20-F for the year ended December 31, 2020 and Form 6-K filed on September 9, 2021 that are incorporated by reference into your Form S-8 to file restated financial statements that reflect the correction of the error.

We acknowledge the Staff’s comment and intend to file amendments to the Company’s Form 20-F for the year ended December 31, 2020 and Form 6-K filed on September 9, 2021 that include restated financial statements for the relevant periods.

Should you have any questions or comments with respect to this letter, please contact me at 646-849-9424 or kbrause@burfordcapital.com.

Sincerely,

Burford Capital Limited

By:	/s/ Kenneth A. Brause
Kenneth A. Brause
Chief Financial Officer

cc:	Mark Klein
Charles Utley

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